Exhibit 99.1

DoubleDown Interactive Reports Second Quarter 2023 Financial Results

SEATTLE, WASHINGTON – August 8, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 vs. Second Quarter 2022 Summary:

•	Revenues of $75.2 million in the second quarter of 2023 compared to $80.6 million in the second quarter of 2022.

•

Operating costs of $47.7 million in the second quarter of 2023, a decline from $128.6 million in the second quarter of 2022, primarily due to the $71.5 million non-cash accrual in General and Administrative in second quarter 2022 which did not recur in second quarter 2023 associated with legal proceedings related to the previously disclosed Benson litigation, with the remainder of the reduction primarily reflecting lower cost of revenue, and decreased marketing and amortization expenses.

•

Adjusted EBITDA of $27.6 million for the second quarter of 2023, an increase from $25.0 million for the second quarter of 2022, primarily due to lower sales and marketing expenses. Accordingly, the adjusted EBITDA margin increased to 36.7% in the second quarter of 2023 from 32.7% in the second quarter of 2022.

•

Net income of $24.4 million, or earnings per fully diluted common share of $9.83 ($0.49 per American Depositary Share (“ADS”)), in the second quarter of 2023, compared to a loss of $34.1 million, or a loss of $13.75 per fully diluted common share (($0.69) per ADS), in the second quarter of 2022. Note each ADS represents 0.05 share of a common share.

•	Average Revenue Per Daily Active User (“ARPDAU”) increased to $1.05 in the second quarter of 2023 from $0.95 in the second quarter of 2022.

•	Average monthly revenue per payer increased to $235 in the second quarter of 2023 from $226 in the second quarter of 2022.

“Our business performed well in the second quarter as Adjusted EBITDA increased more than 10% year over year and we generated approximately $38 million in operating cash flow, excluding the final litigation settlement payment,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “ARPDAU and average monthly revenue per player rose 11% and 4%, respectively, compared to the second quarter of 2022. DoubleDown’s attractive business model combined with our disciplined focus on managing operating expenses delivers solid Adjusted EBITDA margins as demonstrated by the 34.7% margin through the first six months of 2023, a 290-basis point improvement over the comparable period in 2022.

“Our ability to consistently generate positive cash flow, combined with our strong balance sheet with more than $150 million in uncommitted capital, provides us with the flexibility to invest in new gaming categories and high addressable market opportunities such as iGaming through our pending acquisition of SuprNation, which is expected to close later this year. We are encouraged by our performance in the first half of the year and expect to continue generating attractive cash flow over the balance of 2023 and beyond.”

Summary Operating Results for Double Down Interactive (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue ($ MM)	$75.2	$80.6	$152.8	$166.1
Total operating expenses	47.7	128.6	99.9	189.4
Loss contingency	—	71.5	—	71.5
Adjusted EBITDA ($ MM)	$27.6	$25.0	$53.0	$51.9
Net income ($ MM)	$24.4	$(34.1)	$48.0	$(15.6)
Net income margin	32.4%	(42.3%)	31.4%	(9.4%)
Adjusted EBITDA margin	36.7%	31.0%	34.7%	31.3%

Non-financial performance metrics
Average MAUs (000s)	1,804	2,328	1,918	2,319
Average DAUs (000s)	793	940	817	958
ARPDAU	$1.05	$0.95	$1.04	$0.96
Average monthly revenue per payer	$235	$226	$228	$226
Payer conversion	6.0%	5.2%	5.9%	5.3%

Second Quarter 2023 Financial Results

Revenue in the second quarter of 2023 was $75.2 million, representing a 7% decrease from the second quarter of 2022. The decrease primarily reflects the further normalization of player activities following the lifting of COVID-related restrictions and more normalized consumer entertainment-focused behavior in 2023 compared to the prior year, as well as changes in player behaviors as a result of inflation and global economic concerns.

Operating expenses in the second quarter of 2023 were $47.7 million, a 63% decrease from the second quarter of 2022. The decrease in operating expenses was primarily due to lower cost of revenue and reflects the $71.5 million non-cash accrual noted above, with the remainder primarily reflecting lower sales, and decreases in marketing and amortization expenses in the second quarter of 2023 as compared to the second quarter of 2022.

The Company recorded net income of $24.4 million in the second quarter of 2023, or $9.83 per fully diluted common share ($0.49 per ADS), as compared to a net loss of $34.1 million, or a loss of $13.75 per fully diluted common share (($0.69) per ADS) in the second quarter of 2022. The net loss includes the impact of the non-cash accrual of $71.5 million noted. The increase in net income also reflects lower marketing expenditures and amortization expenses, partially offset by a decline in revenue. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the second quarter of 2023 was $27.6 million, compared to $25.0 million in the second quarter of 2022. The increase was primarily due to lower sales and marketing expenses, partially offset by a decline in revenue.

Net cash flows used in operating activities for the second quarter of 2023 were $56.8 million, compared to net cash flows provided by operating activities of $21.1 million in the second quarter of 2022. The decrease was primarily due to the final payment of $95.25 million towards the Benson litigation settlement. Excluding such payment, net cash flows provided by operating activities was $38.4 million.

Conference Call

DoubleDown will hold a conference call today (August 8, 2023) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To access the call, please use the following link: DoubleDown Second Quarter 2023 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown Second Quarter 2023 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.

A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our report on Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following seven line items: (i)depreciation and amortization; (ii) loss contingency related to the Benson case; (iii) interest income; (iv) interest expense; (v) foreign currency transaction/remeasurement (gain) loss; (vi) short-term investments (gain) loss; and (vii) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except percentages)	2023	2022	2023	2022
Net income (loss)	$24.4	$(34.1)	$48.0	$(15.6)
Income tax benefit (expense)	(7.5)	12.0	(14.3)	6.0
Income (loss) before tax	31.9	(46.1)	62.3	(21.6)
Adjustments for:
Depreciation and amortization	0.0	1.5	0.1	3.7
Loss contingency	—	71.5	—	71.5
Interest income	(4.2)	(0.6)	(7.4)	(0.2)
Interest expense	0.4	0.5	0.9	0.9
Foreign currency transaction/remeasurement gain	(0.7)	(5.8)	(3.1)	(7.7)
Short-term investments loss	0.1	4.0	0.1	5.8
Other (income) expense, net	0.0	0.0	0.1	(0.5)
Adjusted EBITDA	$27.6	$25.0	$53.0	$51.9
Adjusted EBITDA margin	36.7%	31.0%	34.7%	31.3%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share amounts)

	June 30,	December 31,
	2023	2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$184,471	$217,352
Short-term investments	60,664	67,891
Accounts receivable, net	26,841	21,198
Prepaid expenses, and other assets	5,176	6,441

Total current assets	$277,152	$312,882
Property and equipment, net	444	436
Operating lease right-of-use assets, net	2,373	3,858
Intangible assets, net	35,049	35,051
Goodwill	379,072	379,072
Deferred tax asset	45,307	59,290
Other non-current assets	1,345	1,463

Total assets	$740,742	$792,052

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$13,481	$13,830
Short-term operating lease liabilities	2,356	3,050
Income taxes payable	5	—
Contract liabilities	2,207	2,426
Loss contingency	—	95,250
Current portion of borrowings with related party	38,087	—
Other current liabilities	1,564	1,926

Total current liabilities	$57,700	$116,482
Long-term borrowings with related party	—	39,454
Long-term operating lease liabilities	665	1,625
Other non-current liabilities	9,578	8,265

Total liabilities	$67,943	$165,826

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	17,905	19,360
Retained earnings	274,416	226,388

Total shareholders’ equity	$672,799	$626,226

Total liabilities and shareholders’ equity	$740,742	$792,052

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited, in thousands except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	$75,187	$80,570	$152,783	$166,056
Operating expenses:
Cost of revenue(1)	24,905	27,497	50,624	56,345
Sales and marketing(1)	13,103	18,051	29,148	37,842
Research and development(1)	5,069	4,333	10,112	9,013
General and administrative(1)	4,540	77,180	9,882	82,450
Depreciation and amortization	48	1,493	103	3,706

Total operating expenses	47,665	128,554	99,869	189,356

Operating income (loss)	$27,522	$(47,984)	$52,914	$(23,300)

Other income (expense):
Interest expense	(436)	(454)	(898)	(925)
Interest income	4,249	586	7,379	794
Gain on foreign currency transactions	2,478	193	2,730	315
Gain (loss) on foreign currency remeasurement	(1,778)	5,646	388	7,415
Loss on short-term investments	(70)	(4,045)	(70)	(5,806)
Other, net	(47)	(20)	(94)	(55)

Total other income (expense), net	$4,396	$1,906	$9,435	$1,738

Income (loss) before income tax	$31,918	$(46,078)	$62,349	$(21,562)

Income tax (expense) benefit	(7,561)	12,022	(14,320)	6,000

Net income (loss)	$24,357	$(34,056)	$48,029	$(15,562)

Other comprehensive income (expense):
Pension adjustments, net of tax	49	239	(108)	(287)
Loss on foreign currency translation	(166)	(3,526)	(1,347)	(4,972)

Comprehensive income (loss)	$24,239	$(37,343)	$46,573	$(20,821)

Earnings (loss) per share:
Basic	$9.83	$(13.75)	$19.38	$(6.28)
Diluted	$9.83	$(13.75)	$19.38	$(6.28)
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

(1)	Excluding depreciation and amortization.

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited, in thousands of U.S. dollars)

	Six months ended June 30,
	2023	2022
Cash flow from (used in) operating activities:
Net income (loss)	$48,029	$(15,562)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	103	3,706
Gain on foreign currency remeasurement	(388)	(7,415)
Loss on short-term investments	70	5,806
Deferred taxes	13,655	(11,988)
Working capital adjustments:
Accounts receivable	(5,656)	493
Prepaid expenses, other current and non-current assets	1,528	(844)
Accounts payable, accrued expenses and other payables	(601)	904
Contract liabilities	(219)	(634)
Income tax payable	5	—
Other current and non-current liabilities	(94,121)	75,046

Net cash flows from (used in) operating activities	$(37,595)	$49,512
Cash flow from (used in) investing activities:
Purchases of intangible assets	—	(3)
Purchases of property and equipment	(118)	(99)
Disposals of property and equipment	—	6
Purchases of short-term investments	(61,325)	(235,391)
Sales of short-term investments	66,440	141,001

Net cash flows from (used in) investing activities	$4,997	$(94,486)
Cash flow from (used in) financing activities:

Net cash flows from (used in) financing activities:	$—	$—
Net foreign exchange difference on cash and cash equivalents	(283)	(4,178)

Net decrease in cash and cash equivalents	$(32,881)	$(49,152)

Cash and cash equivalents at beginning of period	$217,352	$242,060
Cash and cash equivalents at end of period	$184,471	$192,908
Cash paid during year for:
Interest	—	—
Income taxes	$299	$9,334